Exhibit 99.(a)(1)(K)
Form of
Promise to Make Cash Payment

To:	[Employee Name]
From:	Concho Resources Inc.
Date:	December 28, 2007
          In exchange for your agreement to amend your Eligible Options as indicated by your election form, Concho Resources hereby promises to pay you a cash payment for them as described on the schedule attached hereto. This payment will not be subject to any vesting conditions or otherwise be subject to forfeiture.
          The payment will be paid, less applicable tax withholding, on January 2, 2008.
          The payment due to you is shown on the attached schedule.
          This Promise to Make Cash Payment is subject to the terms and conditions of the offer as set forth in: (1) the Offer to Amend Eligible Outstanding Stock Options (the “Offer to Amend”) dated November 29, 2007; (2) the email announcing the Offer dated November 29; (3) the Election Form; (4) the Notice of Change in Election from Accept to Reject; and (5) the Notice of Change in Election from Reject to Accept (collectively, the “Offer Documents”), all of which are incorporated herein by reference. This Promise to Make Cash Payment, the Offer Documents and the Confirmation of Amendment reflect the entire agreement between you and Concho Resources with respect to this transaction. This Promise to Make Cash Payment may be amended only by means of a writing signed by you and an authorized officer of Concho Resources.

CONCHO RESOURCES INC.

By:
Date:
Title:

Exhibit 99.(a)(1)(K)
Schedule of Cash Payment

Amended Option Number	Payment

Total: $